ProKidney Corp.

2000 Frontis Plaza Blvd.

Suite 250

Winston-Salem, NC 27103

November 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attn:	Jason Drory

Re:	ProKidney Corp.
Registration Statement on Form S-3
File No. 333-275701

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ProKidney Corp., a Cayman Islands exempted company (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-275701), as amended, to 9:00 a.m. Eastern Time on November 30, 2023, or as soon as practicable thereafter.

The Registrant hereby authorizes Richard D. Truesdell, Jr of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Richard D. Truesdell, Jr of Davis Polk & Wardwell LLP at (212) 450-4674 or richard.truesdell@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

PROKIDNEY CORP.

By:	/s/ James Coulston
	Name:	James Coulston
	Title:	Chief Financial Officer

[Signature Page to Acceleration Request]